UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PEOPLESUPPORT, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	95-4695021
(State of Incorporation or Organization)	(IRS Employer Identification no.)

1100 Glendon Ave., Suite 1250
Los Angeles, California	90024
(Address of Principal Executive Offices)	(Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration file number to which this form relates: 333-124521
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each
class is to be registered:

Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC
Securities to be registered pursuant to Section 12(g) of the Act: Not applicable

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE

Item 1. Description of Registrant’s Securities to be Registered
On August 27, 2007, the Board of Directors (the “Board”) of PeopleSupport, Inc., a Delaware corporation (the “Corporation”), declared a dividend distribution of one preferred stock purchase right (a “Right”) for each outstanding share of the Corporation’s voting shares of common stock, par value $0.001 per share (the “Common Stock”), to shareholders of record at the close of business on September 7, 2007 (the “Record Date”), and with respect to shares of Common Stock (“Common Shares”) issued thereafter until the Distribution Date (as defined below) and, in certain circumstances (described below), with respect to Common Shares issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Corporation one one-hundredth of a Preferred Share, at a per-share purchase price of $65.00 in cash, subject to adjustment (as so adjusted, the “Purchase Price”). The description and terms of the Rights are as set forth in that certain Shareholder Rights Agreement, made and entered into as of August 28, 2007 (as amended, supplemented or otherwise modified from time to time, the “Rights Agreement”), by and between the Corporation and Computershare Trust Company, N.A., as rights agent (together with its permitted successors in such capacity, the “Rights Agent”).
Initially, the Rights will attach to all Common Stock certificates evidencing shares then outstanding, and no separate certificates evidencing Rights will be distributed. The Rights will separate from the Common Stock and a “Distribution Date” will occur ten days (or such longer time as the Board may determine) following the earlier to occur of (i) a public announcement or disclosure that a person or group of affiliated or associated persons (an “Acquiring Person”), other than certain exempt persons, has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of the Corporation’s Common Stock (the “Stock Acquisition Date”), except pursuant to a Permitted Acquisition (as defined below), or (ii) the commencement of, or announcement of an intention to make, by any person other than an exempt person, a tender offer or exchange offer (other than a Permitted Offer) which upon consummation would result in a person or group beneficially owning 10% or more of the outstanding shares of the Corporation’s Common Stock.
A “Permitted Offer” is a tender or exchange offer which is for all outstanding Common Shares at a price and on terms which a majority of certain members of the Board determines to be adequate and in the best interests of the Corporation and its shareholders (excluding the interests of such Acquiring Person and its affiliates and associates).
A “Permitted Acquisition” is the acquisition of Common Shares directly from the Corporation, including by way of a dividend or distribution on the Common Shares, or pursuant to a Permitted Offer.
Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be represented by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates representing Common Stock outstanding, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 27, 2017, unless earlier redeemed or exchanged by the Corporation as described below.
As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (other than to any Acquiring Person or any associate or affiliate thereof), and thereafter such separate Right Certificates alone will evidence the Rights. Except as otherwise determined by the Corporation and except in connection with Common Shares issued after the Distribution Date upon the exercise of employee stock options, under other employee stock benefit plans, or upon the exercise, conversion or exchange of warrants or convertible securities (other than Rights), only Common Shares issued prior to the Distribution Date will be issued with Rights.
In the event any Person becomes an Acquiring Person, except pursuant to a Permitted Offer, also known as a “Section 11(a)(ii) Event”, each holder of a Right will thereafter have the right to receive, upon exercise, that number of Common Shares (or, in certain circumstances, other shares, equity or debt securities, cash or other assets of the Corporation) which equals the Purchase Price of the Right divided by one-half of the Current Market Price (as defined in the Rights Agreement) of a Common Share at the date of the occurrence of the event. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person (or an Affiliate or Associate thereof) would be null and void.
In the event that, at any time following a Section 11(a)(ii) Event, (i) the Corporation merges or combines into or with any Acquiring Person, or any of its Affiliates, Associates or other related persons, or any other person if all shareholders of the Corporation are not treated alike, other than certain restructurings not resulting in any change of control of the Corporation, or (ii) 50% or more of the Corporation’s assets or earning power is sold or transferred in one or a series of related transactions, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise at the initial exercise price of the Right, as adjusted except as a result of a Section 11(a)(ii) Event, that number of shares of common stock of the acquiring company which equals such exercise price divided by one-half of the current market price (as defined in the Rights Agreement) of such common stock at the date of the occurrence of the event. The events set forth in this paragraph and in the preceding two paragraphs are referred to as the “Triggering Events”.
The Corporation may at any time redeem the Rights in whole but not in part, at a redemption price of $0.001 (as adjusted) per Right (payable in cash, Common Shares or other consideration deemed appropriate by the Board). Immediately upon effectiveness of the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price of the $0.001 (as adjusted) per Right.
After the occurrence of a Section 11(a)(ii) Event, the Corporation may at any time exchange the Rights (other than Rights owned by an Acquiring Person, which would have become void), in whole or pro rata in part, at an exchange ratio of one Common Share, or one-third of an Equivalent Common Shares (as defined in the Rights Agreement), per Right (subject to adjustment). Immediately upon effectiveness of the exchange of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the appropriate number of Common Shares or Equivalent Common Shares per Right.
The Purchase Price payable, and the number of Preferred Shares, Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a dividend of Common Shares on, or a split, subdivision, combination, consolidation or reclassification of, the Common Shares, (ii) if holders of the Common Shares are granted certain rights, options or warrants to subscribe for or purchase Common Shares at, or securities convertible into Common Shares or Equivalent Common Shares with a conversion price, less than the then-current market price of the Common Shares, or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets or of subscription rights or warrants (other than those referred to above).
With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Common Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.
All of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person and its affiliates and associates), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.
Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Corporation, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Corporation or for shares of common stock of the acquiring company as set forth above.
A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Corporation’s Current Report on Form 8-K filed on August 29, 2007. A copy of the Rights Agreement is available free of charge from the Corporation. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.
Item 2. Exhibits

Exhibit
Number	Description of Document
3.1	Amended and Restated Certificate of Incorporation (1)

3.2	Certificate of Designations specifying the terms of the Series A Junior Participating Preferred Stock of Registrant (included in Exhibit 4.1)

3.3	Amended and Restated Bylaws (1)

4.1	Shareholder Rights Agreement dated August 28, 2007 between Registrant and Computershare Trust Company, N.A., as Rights Agent, which includes as Exhibit A the Form of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Rights Certificate, and as Exhibit C the Summary of Rights.(2)

(1)	Incorporated by reference from Registrant’s Registration Statement on Form S-3 (File No. 333-135560) filed with the Securities and Exchange Commission on June 30, 2006.

(2)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 29, 2007.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PEOPLESUPPORT, INC.
	By:	/s/ Lance Rosenzweig
Dated: August 29, 2007		President, Chief Executive Officer and Chairman of the Board of Directors